Exhibit (a)(2)(xxxiii)

Press Release

Your Contact: Corinne Hoff Aventis Global Media Relations Tel.: +33 (0)3 88 99 19 16 Corinne.Hoff@aventis.com	Tony Roddam Aventis Global Media Relations Tel: +33 (0)3 88 99 11 38 Tony.Roddam@aventis.com

Aventis to hold Annual General Meeting on June 11 in Strasbourg

        Strasbourg, France, May 12, 2004—The Management Board of Aventis, following its meeting on May 11, 2004, has scheduled the next Annual General Meeting for June 11, 2004 (on second convocation, in the likely event a quorum is not obtained on June 1, 2004). The AGM was formerly set for May 19. The postponement follows the agreement concluded with Sanofi-Synthélabo on April 25, 2004 related to the improved offer of Sanofi-Synthélabo for Aventis.

        The change of date alters the planned 2003 dividend schedule. As previously announced, a dividend of € 0.82 per share will be proposed to Aventis shareholders for their approval. This represents a 17% increase compared to the previous year (€ 0.70). The total dividend payment would be approximately € 658 million.

        For shareholders with Aventis shares traded on the Frankfurt Stock Exchange (WKN 925700 / ISIN FR0000130460) and/or Paris Stock Exchange (ISIN FR0000130460-AVE)—excluding holders of American Depositary Shares (ADSs) traded on the New York Stock Exchange (traded under "AVE")—the following schedule applies:

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    Ex-dividend date: June 15, 2004

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    Dividend payment date: July 15, 2004

        For holders of Aventis American Depositary Shares (ADSs) traded on the New York Stock Exchange (traded under "AVE"):

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    U.S. Ex-dividend date: June 10, 2004

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    U.S. Record date: June 14, 2004

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    U.S. Dividend payment date: July 22, 2004

        Under the terms of its improved offers, the consideration that Sanofi-Synthélabo is offering for each Aventis share tendered to it will be reduced in the amount of the net value of any Aventis dividend with an ex-dividend date falling before the settlement date of the offers. Aventis shareholders who tender their shares (including in the form of ADSs) into the Sanofi-Synthélabo offer will be entitled to receive Sanofi-Synthélabo shares (or ADSs) with full rights to Sanofi-Synthélabo's 2003 dividend.

        The proposed share repurchase program of Aventis, as described in the "note d'information", visa AMF number 04-286, remains unchanged and will be presented to shareholders for approval to repurchase shares over 18 months.

About Aventis

        Aventis is dedicated to treating and preventing disease by discovering and developing innovative prescription drugs and human vaccines. In 2003, Aventis generated sales of € 16.79 billion, invested € 2.86 billion in research and development and employed approximately 69,000 people in its core business. Aventis corporate headquarters are in Strasbourg, France. For more information, please visit: www.aventis.com

        Statements in this news release containing projections or estimates of revenues, income, earnings per share, capital expenditures, capital structure, or other financial items; plans and objectives relating to future operations, products, or services; future economic performance; or assumptions underlying or relating to any such statements, are forward-looking statements subject to risks and uncertainties. Actual results could differ materially depending on factors such as the timing and effects of regulatory actions, the results of clinical trials, the company's relative success developing and gaining market acceptance for new products, the outcome of significant litigation, and the effectiveness of patent protection.

        Additional information regarding risks and uncertainties is set forth in the current Annual Report on Form 20-F of Aventis on file with the Securities and Exchange Commission and in the current Annual Report—"Document de Référence"—on file with the "Autorité des marchés financiers" in France.

        Pursuant to Article 7 of the COB Regulation no. 2002-04, this press release was transmitted to the Autorité des marchés financiers before its release.